FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 2 January 2008.

2.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.2R”, dated 8 January 2008.

3.	Press release entitled, “AstraZeneca Fourth Quarter and Full Year Results 2007”, dated 30 January 2008.

4.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2007” (front half), dated 31 January 2008.

5.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2007 – Consolidated Income Statement” (back half), dated 31 January 2008.

6.	Press release entitled, “AstraZeneca Development Pipeline 31 January 2008”, dated 31 January 2008.

7.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 31 January 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	05 February 2008	By:	/s/ Justin Hoskins
			Name:	Justin Hoskins
			Title:	Deputy Company Secretary

Item 1

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 December 2007, the issued share capital of AstraZeneca PLC with voting rights is 1,457,000,853 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,457,000,853.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
2 January 2008

Item 2

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.2R

We hereby inform you that on 31 December 2007, Dr John Patterson, a Director of AstraZeneca PLC and a person discharging managerial responsibilities, gave an irrevocable instruction to exercise options over 625 AstraZeneca PLC USD0.25 Ordinary Shares as follows:

- option over 374 shares at an option price of 1756 pence per share granted under the AstraZeneca Savings Related Share Option Scheme

- option over 251 shares at an option price of 2262 pence per share granted under the AstraZeneca Savings Related Share Option Plan.

We further inform you that the exercise date of these options was 4 January 2008.

Following these exercises Dr Patterson holds options over 236,091 AstraZeneca PLC UDS0.25 Ordinary Shares.

We confirm that Dr Patterson retained the 625 shares acquired and, as a result, his interest in shares has increased to 131,912 AstraZeneca PLC UDS0.25 Ordinary Shares, which represents approximately 0.009% of the current issued capital.

G H R Musker
Company Secretary
8 January 2008

Item 3

AstraZeneca Fourth Quarter and Full Year Results 2007

Tomorrow, Thursday, 31 January 2008, AstraZeneca will be releasing fourth quarter and full year results 2007 at 11:00GMT.

An analysts presentation covering the results will be held at 13:30gmt and can be joined, live, via teleconference on the following numbers: UK: 0800 559 3272, Sweden: 0200 887 737, US: 1 866 239 0753, International: +44 (0)20 7138 0823 .  These numbers, and details of the replay facility (available until 17:00gmt Friday, 15 February 2008) are available on the Investors section of the AstraZeneca website (www.astrazeneca.com).  A live webcast of the presentation will also be available on this site.

Item 4

AstraZeneca PLC

Fourth Quarter and Full Year Results 2007

“Earnings per share for the full year ahead of target. With the addition of six new molecules to the late stage pipeline during 2007, there are now 10 projects in Phase III development.”

Financial Highlights

Group	4th Quarter 2007 $m	4th Quarter 2006 $m	Actual %	CER %	Full Year 2007 $m	Full Year 2006 $m	Actual %	CER %
Sales	8,170	7,154	+14	+8	29,559	26,475	+12	+7

Operating Profit	1,929	2,003	-4	-7	8,094	8,216	-1	-4

Profit before Tax	1,837	2,103	-13	-16	7,983	8,543	-7	-9

Earnings per Share	$0.86	$0.93	-7	-9	$3.74	$3.86	-3	-5

EPS, excluding restructuring and synergy costs	$1.04	$0.93	+11	+10	$4.20	$3.86	+9	+7

Management also reports Core EPS, a supplemental non-IFRS measure which management believes useful to understanding the Company’s performance; it is upon this measure that financial guidance for 2008 is based.  See page 11 for a discussion of Core EPS and a reconciliation of 2007 Core EPS to reported EPS.

All narrative in this section refers to growth rates at constant exchange rates (CER).

•
Sales for the full year increased 7 percent to $29,559 million.  The inclusion of MedImmune for seven months increased sales by 3 percent.  Excluding US sales of Toprol-XL™ from the current and the prior year, sales increased 10 percent.

•	Full yearoperating profit excluding restructuring and synergy costs was up 8 percent.
•	Earnings per share (excluding restructuring and synergy costs) were $4.20, ahead of the target of $3.98 to $4.13 per share.
•	The acquisition of MedImmune was successfully completed in June 2007 establishing AstraZeneca as a leader in biotechnology among our pharmaceutical peers.
•
Investment through the income statement in Research and Development increased for the full year to more than $5 billion. A record 36 new compounds were selected for development; 24 compounds progressed to first human exposure.  Six new compounds were added to the Phase III development pipeline in 2007, bringing the total to 10 projects.

•
AstraZeneca expects to file licence applications for up to three new medicines in 2008. The Company believes its target to bring on average two new medicines to the market on an annual basis is achievable from 2010 onwards.

•	Dividend increased by 9 percent to $1.87 for the full year. Total cash distributions to shareholders increased by $444 million to $6,811 million.

David Brennan, Chief Executive Officer, said:  “The strong underlying results for the full year reflect our determined action in three priority areas: our pipeline is significantly stronger, with the acquisition of MedImmune creating a leading position in biologics; key product sales have been robust in major markets and we have achieved strong growth in the emerging markets; and productivity initiatives, including the restructuring programme, are progressing to plan.  I am confident that we are taking the right steps to better position AstraZeneca as we, and the industry, encounter increasingly challenging market conditions.”

London, 31 January 2008

Pictures of senior executives are available on www.newscast.co.uk.  Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca.

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Earl Whipple (Wilmington)	(302) 885 8197
Analyst/Investor Enquiries:	Karl Hard/Jonathan Hunt (London)	(020) 7304 5322/5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (USA)	(302) 886 4065/(212) 579 0506
	Peter Vozzo (MedImmune)	(301) 398 4358

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Full Year

Sales for the full year increased 7 percent at CER, or 12 percent on an as reported basis (including a 5 percent positive impact from currency movements). The contribution to sales growth from MedImmune more than offset the decline from Toprol-XL™ in the US.  Sales in the US were up 7 percent, and this was broadly similar to sales growth if Toprol-XL™ and MedImmune were excluded. Sales in the Rest of World were up 8 percent, comprising growth of 5 percent in Established Markets and 17 percent in Emerging Markets.

Operating profit for the full year was $8,094 million (down 4 percent).  Excluding restructuring and synergy costs, operating profit increased to $9,060 million (up 8 percent).  This operating profit improvement was net of a reported $1,187 million increase in R&D investment, and was fuelled by revenue growth, improved gross margin and lower expenditures in SG&A on a constant currency basis.  Restructuring and synergy benefits of $300 million were realised during the year.

Reported earnings per share for the full year were $3.74 compared with $3.86 in 2006.  Stripping out restructuring and synergy costs, the Company delivered earnings per share of $4.20 compared with the Company’s EPS guidance of $3.98 to $4.13 on the same basis.

Nexium™ sales were slightly down for the full year to $5,216 million, a 2 percent decline.  Sales in the US were down 4 percent, as market share gains for Nexium™ in the branded segment of the PPI market were offset by continued strong growth of generic omeprazole and lower realised prices for Nexium™.  Nexium™ sales in other markets were up 2 percent.

Seroquel™ sales increased 15 percent to $4,027 million, with sales in the US up 15 percent and sales up 16 percent in other markets.  The launch rollout of the schizophrenia indication for Seroquel XR™ is underway, to be supported by an extensive life cycle management programme.  Submissions for acute bipolar mania and bipolar depression were made in the US last month.  European submissions are scheduled for these indications during the first quarter of 2008. Filings for major depressive disorder and generalised anxiety disorder in the US and Europe are also planned for this year.

Crestor™ sales for the full year were up 33 percent to $2,796 million.  Sales in the US were up 24 percent.  Sales in other markets increased 45 percent, and now comprise half of the worldwide total for Crestor™.  In November 2007, Crestor™ received US FDA approval for a new indication, as an adjunct to diet to slow the progression of atherosclerosis in patients with elevated cholesterol.

Arimidex™ sales increased by 10 percent for the full year to $1,730 million, growing at 13 percent in the US and 8 percent in other markets.

Symbicort™ sales for the full year were up 22 percent to $1,575 million, including $50 million in the US since launch in June 2007.  In the US, Symbicort™ share of patients newly starting fixed combination therapy was 11.5 percent in the week ending 18 January, with a 5.8 percent share of all new prescriptions for combination products.  Sales outside the US were up 18 percent for the full year.

Fourth Quarter

Sales in the fourth quarter were $8,170 million, up 8 percent at CER, or 14 percent on an as reported basis (including an exchange benefit of 6 percent). The inclusion of MedImmune more than offset the decline in Toprol-XL™ sales in the US. Reported sales in the US were up 8 percent.  Reported sales in the Rest of World increased 8 percent, as Established Markets were up 5 percent and Emerging Markets saw growth of 18 percent.

Operating profit in the fourth quarter was $1,929 million (7 percent lower than the fourth quarter last year).  Excluding restructuring and synergy costs, operating profit increased to $2,291 million (up 11 percent).

Reported EPS for the fourth quarter 2007 was $0.86 compared with $0.93 last year.  Excluding restructuring and synergy costs, earnings per share increased 10 percent at constant currency.

Enhancing Productivity

In the fourth quarter, restructuring and synergy costs of $362 million were charged bringing the total for the full year to $966 million.  This represents just under half of the total estimated combined programme costs of $1,975 million announced in 2007.

To date, $300 million in benefits have been realised towards the goal of $1,400 million in combined annualised savings from restructuring and synergies by 2010.

Research and Development Update

Significant progress in renewing the pipeline was made in 2007.  A record 36 compounds were selected to enter development compared with 22 in 2006.  Efforts to reduce early attrition have resulted in 24 molecules entering first human testing during the year, double the 12 achieved in 2006.  In parallel, the Company has reduced the median development time for our projects by 18 months and we are on track to deliver upper quartile industry development speeds by 2010.  10 supplemental registration packages were submitted to global regulatory authorities during the year; approvals were received for a number of these submissions in various jurisdictions, notably Seroquel XR™ for schizophrenia and Crestor™ for atherosclerosis.

In 2008, the Company expects to file up to three first licence applications for new chemical entities, and expects that a record number of projects will reach proof of concept decision points by year-end. The Company believes its target to bring on average two new medicines to the market on an annual basis is achievable from 2010 onwards.

The purchase of MedImmune secured AstraZeneca’s Biologics strategy, giving the Company all the elements required to deliver a flow of biological medicines, such as monoclonal antibodies and vaccines, to the market.  This is in line with our previously stated objective that biologics should comprise 25 percent of all late phase development projects from 2010.  A strategic review has been conducted across all therapeutic areas, resulting in a redistribution of R&D resources between small molecules and biologics and a rationalisation of our therapeutic targets.  Small molecule efforts in respiratory and inflammatory disease and cancer will be reduced. In particular, we will stop Discovery activities in osteoarthritis disease modification and move out of cancer cell cycle blockers as a therapeutic target.  The balance between increasing the portfolio and the reshaping and efficiency gains we have achieved will result in overall growth in R&D expenditures in high single digits in 2008.

An updated R&D pipeline table has been issued in conjunction with the publication of this press release.  A copy of this table is available on the Company’s website, www.astrazeneca.com, under information for investors.

Future Prospects

The industry faces increasingly challenging market conditions, and the pricing demands from payers and competition from generics in major therapeutic categories will continue to pressure the top line.

In 2008, the Company aims to achieve constant currency sales growth in the low to mid-single digits.  The uplift from the inclusion of a full year of sales contribution from MedImmune will be broadly offset by the expected sales decline from a full year of generic competition for Toprol-XL™ in the US market.  This revenue growth, combined with continued realisation of the benefits of restructuring and synergies and disciplined management of gross margin and SG&A costs will enable continued investment in strengthening the pipeline, with expenditures in R&D expected to increase at a high single digit rate.

The Company anticipates Core earnings per share for 2008 in the range of $4.40 to $4.70, compared with $4.38 in 2007.

Disclosure Notice:  The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements.  These include, but are not limited to: the rate of growth in sales of generic competitors to Toprol-XL™ in the US market, the rate of growth in sales of generic omeprazole in the US, growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™ and Arimidex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate.  For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2006 Annual Report on Form 20-F.

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Gastrointestinal

	Fourth Quarter		CER %	Full Year		CER %
	2007 $m	2006 $m		2007 $m	2006 $m
Nexium™	1,303	1,430	-12	5,216	5,182	-2
Losec™/Prilosec™	298	347	-20	1,143	1,371	-20
Total	1,625	1,801	-14	6,443	6,631	-6

•
In the US, Nexium™ sales for the full year were $3,383 million, down 4 percent.  Estimated volume growth was 2 percent for the year.  Nexium™ market share in the branded segment of the PPI market increased by 1.5 percentage points in 2007, the only major brand to gain share; however, generic omeprazole’s share of the prescription PPI market increased to 27.4 percent by December 2007, an increase of nearly 7 percentage points since December 2006.  Realised prices for Nexium™ declined by around 8 percent for the year.

•
In the fourth quarter, US sales of Nexium™ were down 18 percent, as an estimated underlying demand increase of 2 percent was offset by a large negative price variance.  Nearly 5 percentage points of the price variance is attributable to the favourable impact of the release of the TriCare provision in the fourth quarter of 2006.  The balance of the price variance is attributable to lower contract prices exacerbated by a pronounced mix effect, arising from volumes shifting to customer segments with higher discounts and a declining proportion of non-contract sales; this shift in mix occurred over the course of the entire year, but is particularly evident in the fourth quarter year-on-year comparison. For 2008, average realised prices are expected to continue to decline, but not at the rate implied by the fourth quarter performance.

•
Nexium™ sales in other markets were up 2 percent for the full year to $1,833 million, as growth in Emerging Markets more than offset the declines in Western Europe.  Fourth quarter sales in other markets were unchanged compared with last year.

•	For 2008, the Company expects Nexium™ sales to be lower than 2007.
•	For the full year, Prilosec™ sales in the US were down 3 percent. Losec™ sales in other markets were down 24 percent, although sales increased in Japan and China.

Cardiovascular

	Fourth Quarter		CER %	Full Year		CER %
	2007 $m	2006 $m		2007 $m	2006 $m
Crestor™	799	625	+21	2,796	2,028	+33
Seloken™ /Toprol-XL™	209	387	-50	1,438	1,795	-22
Atacand™	353	301	+7	1,287	1,110	+9
Zestril™	67	78	-22	295	307	-10
Plendil™	66	65	-6	271	275	-7
Total	1,656	1,609	-4	6,686	6,118	+5

•
In the US, Crestor™ sales for the full year were $1,424 million, a 24 percent increase over last year.  Total prescriptions in the US statin market increased 8 percent for the year; Crestor™ prescriptions were up 22 percent.  Crestor™ share of total prescriptions in the US was 8.6 percent in December.  US sales of Crestor™ in the fourth quarter were up 8 percent, broadly in line with prescription growth.

•	In November 2007, Crestor™ was approved for a new indication in the US, as an adjunct to diet to slow the progression of atherosclerosis in patients with elevated cholesterol.
•
On 15 January 2008, the Company announced the launch of a new clinical trial, SATURN.  SATURN will compare the effects of Crestor™ and atorvastatin on the ability to decrease progression or induce regression of atherosclerosis.

•
Crestor™ sales outside the US for the full year increased 45 percent to $1,372 million, nearly half the total worldwide sales for the product.  Sales were up 26 percent in Western Europe with good growth in France and Italy.  Sales in Canada increased 43 percent.  The launch in Japan continues to progress well, with Crestor™ achieving an 8.8 percent volume share in November 2007.

•	Crestor™ sales outside the US were up 38 percent in the fourth quarter.
•
US sales of the Toprol-XL™ product range, which includes sales of the authorised generic, were down 69 percent in the fourth quarter and down 30 percent for the full year, as the full range of dosage strengths were subject to generic competition from August 2007.  Generic products accounted for 85 percent of dispensed prescriptions in the fourth quarter.

•	Sales of Seloken™ in other markets were down 2 percent in the fourth quarter, but were up 5 percent for the full year as a result of growth in Emerging Markets.
•	Atacand™ sales in the US were down 3 percent in the fourth quarter and were unchanged for the full year.
•	Sales of Atacand™ in other markets were up 10 percent in the fourth quarter and increased 12 percent for the full year.

Respiratory

	Fourth Quarter		CER %	Full Year		CER %
	2007 $m	2006 $m		2007 $m	2006 $m
Symbicort™	436	323	+21	1,575	1,184	+22
Pulmicort™	447	400	+8	1,454	1,292	+10
Rhinocort™	87	90	-7	354	360	-4
Oxis™	22	23	-13	86	88	-10
Accolate™	19	22	-18	76	81	-7
Total	1,056	899	+10	3,711	3,151	+12

•
Symbicort™ sales for the full year were up 22 percent to $1,575 million.  Sales in Western Europe were up 12 percent in the fourth quarter and 16 percent for the full year, with market share up another point in the last 12 months, aided by the rollout of the Symbicort™ SMART™ regimen and growth from use in COPD.  Good growth for the year was achieved in Canada (up 25 percent) and in Emerging Markets (up 26 percent).

•
Symbicort™ sales in the US were $50 million since launch at the end of June 2007. Specialist physicians have rapidly adopted the product; nearly 75 percent of allergists and more than 60 percent of pulmonary specialists in our target audience have prescribed Symbicort™.  Symbicort™ share of new prescriptions for fixed combination products was 5.8 percent in the week ending 18 January; market share of patients newly starting combination therapy is 11.5 percent.

•
US sales of Pulmicort™ increased 13 percent in the fourth quarter and 15 percent for the full year.  Pulmicort™ Respules™ sales in the US were up by more than 20 percent for the full year, on estimated volume growth of 15 percent.  Of the approximately 6 million children under the age of 8 who are treated for asthma, more than 1 million benefit from treatment with Pulmicort™ Respules™.

•	Pulmicort™ sales in other markets were down 2 percent in the fourth quarter and were unchanged for the year.

Oncology

	Fourth Quarter		CER %	Full Year		CER %
	2007 $m	2006 $m		2007 $m	2006 $m
Arimidex™	474	412	+8	1,730	1,508	+10
Casodex™	370	327	+6	1,335	1,206	+6
Zoladex™	307	272	+4	1,104	1,008	+4
Iressa™	70	63	+6	238	237	-
Faslodex™	58	48	+13	214	186	+10
Nolvadex™	24	23	-	83	89	-9
Ethyol™ *	16	-	n/m	43	-	n/m
Total	1,339	1,157	+8	4,819	4,262	+8
* Sales of this MedImmune product are consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

•
In the US, sales of Arimidex™ in the fourth quarter were up 7 percent, and for the full year sales increased 13 percent to $694 million.  Total prescriptions for Arimidex™ increased nearly 5.3 percent compared with 1.3 percent growth in the market for hormonal treatments for breast cancer.

•	In November 2007, the Company announced that the US FDA has granted an additional six-month period of exclusivity to market Arimidex™ for its licensed breast cancer indications until June 2010.
•
Arimidex™ sales in other markets increased 9 percent in the fourth quarter and were up 8 percent for the full year to $1,036 million.  Sales for the full year were up 6 percent in Western Europe and increased 9 percent in Japan.

•
Casodex™ sales in the US for the full year were up 1 percent.  Sales in other markets, which account for more than 75 percent of product sales, were up 8 percent, on 6 percent growth in Western Europe and 13 percent sales growth in Japan.

•	Iressa™ sales were unchanged for the full year. Sales in Japan increased 4 percent for the year; sales in China were up 24 percent.
•	Faslodex™ sales increased 10 percent to $214 million for the full year, on growth of 3 percent in the US and 18 percent in other markets.

Neuroscience

	Fourth Quarter		CER %	Full Year		CER %
	2007 $m	2006 $m		2007 $m	2006 $m
Seroquel™	1,086	912	+15	4,027	3,416	+15
Zomig™	114	103	+4	434	398	+5
Total	1,449	1,240	+12	5,340	4,704	+10

•
In the US, Seroquel™ sales were up 16 percent in the fourth quarter and 15 percent for the full year.  Total prescriptions for Seroquel™ increased 10 percent for the year, more than twice the market rate.  Market share of total prescriptions in the US antipsychotic market increased to 31.8 percent in December 2007, up 1.3 points in the last 12 months, with a third of the increase attributable to Seroquel XR™ in the 5 months since launch in August.

•	Seroquel™ sales in other markets were up 14 percent in the fourth quarter and up 16 percent for the full year as a result of market share gains in most markets.
•
The Mutual Recognition Procedure in Europe for Seroquel XR™ was completed in December, and the Company is now progressing towards securing national licences.  An extensive life cycle management programme supporting Seroquel XR™ is underway.  Submissions for acute bipolar mania and bipolar depression were made in the US in December 2007.  European submissions are scheduled for these indications during the first quarter of 2008.  Filings for major depressive disorder and generalised anxiety disorder are also planned for this year in the US and Europe.

•	Zomig™ sales for the full year increased 5 percent in the US and 4 percent in other markets.

Infection and Other

	Fourth Quarter		CER %	Full Year		CER %
	2007 $m	2006 $m		2007 $m	2006 $m
Synagis™*	480	-	n/m	618	-	n/m
Merrem™	215	167	+18	773	604	+20
FluMist™*	53	-	n/m	53	-	n/m
Total	816	248	+220	1,714	875	+89
* Sales of these MedImmune products are consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

•
Sales of Synagis™ totalled $480 million in the fourth quarter.  US sales were $391 million; sales outside the US were $89 million.  There are no corresponding sales recorded in the AstraZeneca accounts in the prior year; on a pro-forma basis, Synagis™ sales are 5 percent ahead of the fourth quarter last year.  Synagis™ sales are highly seasonal, with the majority of sales recorded in the fourth and first quarters.

•
Sales of FluMist™ were $53 million for the full year, all of which were recorded in the fourth quarter.  As with Synagis™, there are no corresponding sales in the AstraZeneca accounts in the prior year; on a pro-forma basis, FluMist™ sales for the 2007/08 influenza season to date are 56 percent ahead of the comparable period in 2006/07.

Geographic Sales

	Fourth Quarter		CER %	Full Year		CER %
	2007 $m	2006 $m		2007 $m	2006 $m
North America	3,996	3,653	+8	14,511	13,480	+7
US	3,665	3,390	+8	13,366	12,449	+7
Established ROW*	3,194	2,745	+5	11,491	10,131	+5
Emerging ROW	980	756	+18	3,557	2,864	+17

*Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.

•
Sales in the US were up 7 percent for the full year, with this growth rate remaining broadly unchanged after adjusting for managed market accruals, inventory movements and provision movements.  The addition of 7 months sales of MedImmune accounts for 3 percent of the increase.  Excluding MedImmune and Toprol-XL™ from the current and prior year, sales grew at 7 percent.  Growth in Seroquel™, Crestor™, Arimidex™ and Symbicort™ more than offset the sales declines for Toprol-XL™ and Nexium™.

•
Sales growth in the Established Rest of World segment was 5 percent for the full year.  Sales in Western Europe were up 3 percent (1 percent excluding Synagis™), with good growth from Symbicort™, Crestor™, Seroquel™ and the oncology products more than offsetting declines in the PPI products.  Sales in Japan were up 11 percent, with most of the growth attributable to Crestor™ and the oncology products.

•
Sales in Emerging Markets increased 17 percent for the full year, accounting for nearly 45 percent of total Company sales growth outside the US market.  Sales in Emerging Europe were up 12 percent.  Sales in China increased by 28 percent.

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

Fourth Quarter

Reported sales increased by 14 percent and operating profit fell by 4 percent. At constant exchange rates, sales increased by 8 percent and operating profit fell by 7 percent. Currency movements therefore increased sales by 6 percent and operating profit by 3 percent. In comparison to last year, the dollar was 11 percent weaker against the euro, increasing sales, and also against the Swedish krona (9 percent) and sterling (6 percent), increasing costs.  The net effect of these currency movements was a positive impact of 2 cents on reported earnings per share.

As shown in the table below, when the impact of restructuring and synergy costs and MedImmune operating profit is excluded, operating profit increased by 4 percent and earnings per share by 13 percent.

Quarter Four	Operating Profit $m	CER %	EPS	CER %

Reported	1,929	-7	$0.86	-9
Restructuring and Synergy Costs	362	n/a	$0.18	n/a
Reported, excluding restructuring and synergy costs	2,291	+11	$1.04	+10
MedImmune	(137)	n/a	$0.03	n/a
Underlying	2,154	+4	$1.07	+13

In the fourth quarter, reported operating margin was 23.6 percent. Excluding restructuring and synergy costs of $362 million and the MedImmune operating profit of $137 million (which excludes the impact of costs relating to the achievement of synergies), underlying operating margin was 28.3 percent, an increase of 0.3 percentage points on the fourth quarter in 2006 (see table below).

Quarter Four	Reported % of sales	Restructuring and synergy costs $m	MedImmune $m	Underlying % of sales	Change versus PY1

Gross Margin	77.7	(95)	366	79.8	+1.9
Distribution	0.8	-	(2)	0.9	-0.1
R&D	17.5	(36)	(60)	17.5	-1.8
SG&A	37.4	(231)	(247)	33.8	+1.3
Other Operating Income	1.6	-	80	0.7	-1.0
Operating Profit	23.6	(362)	137	28.3	+0.3

Underlying gross margin of 79.8 percent in quarter four is 1.9 percentage points higher than last year. Principal contributors were asset provisions, totalling $108 million, being recorded in the prior period (1.5 percentage points) and lower payments to Merck (1.3 percentage points). Adverse impacts arose from currency and increased royalty payments, which led to a combined 0.6 percentage point reduction.

Underlying R&D expenditure was $1,336 million in the fourth quarter, up 11 percent over last year due principally to increased activity levels and the effect of the externalisation strategy, particularly the collaboration with Bristol-Myers Squibb.

Underlying SG&A costs of $2,577 million were 4 percent lower than quarter four in 2006, due to continued operational efficiencies and realisation of the initial benefits from the Company’s productivity initiatives.

______________
1 Positive number indicates favourable effect on operating profit margin versus prior year.

Underlying other income of $54 million was $69 million lower than the fourth quarter in 2006, which included the divestment of 17 non-core products in Scandinavia and higher royalty income.

MedImmune contributed an operating profit of $137 million (which includes amortisation costs of $115 million) during the fourth quarter, compared with a loss of $212 million in the third quarter (which also included amortisation of $105 million). This reflects the seasonal bias in MedImmune’s principal business activities.

Full Year

Reported sales increased by 12 percent and operating profit fell by 1 percent. At constant exchange rates, sales increased by 7 percent and operating profit fell by 4 percent. Currency movements increased reported sales by 5 percent and operating profit by 3 percent. Cumulatively, exchange has increased earnings per share by 7 cents.

As shown in the table below, when the effect of restructuring and synergy costs and MedImmune operating loss is excluded, operating profit increased by 10 percent and earnings per share increased by 15 percent.

Year	Operating Profit $m	CER %	EPS	CER %

Reported	8,094	-4	$3.74	-5
Restructuring and Synergy Costs	966	n/a	$0.46	n/a
Reported, excluding restructuring and synergy costs	9,060	+8	$4.20	+7
MedImmune	178	n/a	$0.32	n/a
Underlying	9,238	+10	$4.52	+15

For the full year, reported operating margin was 27.4 percent. Excluding restructuring and synergy costs of $966 million and the MedImmune operating loss of $178 million (which excludes the impact of costs relating to the achievement of synergies), underlying operating margin was 32.0 percent, an increase of 1.0 percentage points on 2006 (see table below).

Year	Reported % of sales	Restructuring and synergy costs $m	MedImmune $m	Underlying % of sales	Change versus PY2

Gross Margin	78.3	(415)	472	80.0	+1.0
Distribution	0.8	-	(4)	0.8	+0.1
R&D	17.5	(73)	(255)	16.8	-2.1
SG&A	35.1	(478)	(560)	32.3	+2.1
Other Operating Income	2.5	-	169	1.9	-0.1
Operating Profit	27.4	(966)	(178)	32.0	+1.0

Underlying gross margin increased by 1.0 percentage points to 80.0 percent. Principal drivers included improved efficiencies, reduced payments to Merck (0.7 percentage points), asset provisions booked during the prior period (0.4 percentage points) and favourable currency movements (0.2 percentage points). An adverse effect arose from increased royalty payments, which led to a 0.4 percentage point reduction.

Underlying R&D expenditure was $4,834 million in 2007, up 16 percent over last year due principally to increased activity levels and the effect of the externalisation strategy.

Underlying SG&A costs were 2 percent lower than the same period in 2006, primarily as a result of operational efficiencies from our selling and marketing activities.

______________
2 Positive number indicates favourable effect on operating profit margin versus prior year.

Underlying other income of $559 million was $35 million higher than 2006, as expected reductions in royalty income were more than offset by higher one-time gains and the insurance recoveries in the first quarter of 2007.

MedImmune contributed an operating loss of $178 million (which includes amortisation costs of $255 million) for the full year.

Restructuring and Synergy Programmes Update

At the half year, the Company provided details of the various productivity initiatives being undertaken to enhance the long-term efficiency of the business along with the synergies arising as a result of the acquisition of MedImmune.  Following the integration of MedImmune, the Company is now managing these programmes on a combined basis.  The restructuring and synergy costs are expected to be $1,975 million, with estimated annual benefits of $1,400 million targeted by 2010.

As of 31 December, total charges of $966 million have been taken in respect of these programmes, of which $723 million represents cash costs. Over the same period, productivity initiative benefits of $250 million and synergy benefits of $50 million have been realised.

All individual programmes continue to progress to plan, with forecasts for the total costs and benefits associated with each initiative remaining in accordance with the guidance issued in the second quarter and half year press release. Of the remaining $1 billion of cost, approximately two thirds is expected to be incurred in 2008, with the balance in 2009 and 2010. Of the anticipated annual benefits of $1,400 million by 2010, cumulatively two thirds will be realised in 2008.

Toprol-XL™

In 2007, Toprol-XL™ contributed US sales of $969 million (2006: $1,382 million) and EPS of 39 cents (2006: 50 cents).  If Toprol-XL™ were excluded from the full year results for both the current and prior year periods, sales growth would be 10 percent (versus 7 percent on an overall basis) and EPS would be down 3 percent (compared with a 5 percent overall decrease).  Using the same basis in the fourth quarter, sales would be up 11 percent (compared with a 8 percent overall increase) and EPS would be down 2 percent (compared with a 9 percent overall decline).

Finance Income and Expense

Net interest expense was $92 million for the fourth quarter (2006 income: $100 million) and $111 million for the full year (2006 income: $327 million). The decrease versus last year is primarily attributable to the interest payable on the borrowings to acquire MedImmune, Inc.  Interest expense on the new debt was $203 million in the fourth quarter and $446 million for the full year. The reported amounts include net income of $13 million (2006: $9 million) in the fourth quarter, and $34 million (2006: $43 million) in the full year, arising from employee benefit fund assets and liabilities reported under IAS 19, ‘Employee Benefits’.

Taxation

The effective tax rate for the year was 29.5 percent (30.6 percent for the quarter) compared with 29.0 percent (31.3 percent for the quarter) for 2006.  The slight increase for the year compared to 2006 reflects the combined effect of differences in the geographical mix of profits, the reversal of tax deductions relating to share based payments, the reduction in the UK tax rate as applied to UK net deferred tax liabilities, and an increase in tax provisions principally in relation to global transfer pricing. The full year tax rate for 2008 is anticipated to be around 29.5 percent.

Cash Flow

Cash generated from operating activities was $7,510 million in 2007, only slightly down on 2006 ($7,693 million).  The small decrease in operating profit was compensated for by an increase in non-cash items ($638 million principally from unspent restructuring costs) and depreciation, amortisation and impairment ($511 million).  These compensating effects were offset by an increase in working capital requirements of $551 million and additional tax and interest payments ($394 million and $265 million respectively).

Net cash outflows from investing activities were $14,887 million in 2007 compared to $272 million in 2006 due primarily to the acquisition of MedImmune, Inc.; other acquisitions in 2007 included Arrow Therapeutics Limited, Atlantis Components Inc. and Denics International Co. Ltd.

Cash distributions to shareholders were $6,811 million (through share repurchases of $4,170 million and dividend payments of $2,641 million).

Net funds of $6,537 million at the beginning of the year have become net debt of $9,112 million by the end of the year due to the acquisition of MedImmune Inc., which has been substantially financed through new debt.

Investments

New investments completed during the fourth quarter include:

In October, the Company’s Astra Tech Group completed the acquisition of Atlantis Components Inc. An intangible asset has been recognised for $106 million, relating to specialist CAD/CAM Technology used to design and manufacture bespoke dental implant abutments.

In December, Astra Tech also acquired Denics International Co. Ltd, which was previously their Japanese distributor and has strategic importance for the company's expansion into Asia. The Company has capitalised an intangible asset of $15 million in relation to the acquisition.

Core Earnings per Share

Management believes that investors’ understanding of the Company’s performance is enhanced by the disclosure of Core EPS.  The Core EPS measure is adjusted to exclude certain significant items, such as charges and provisions related to restructuring and synergy programmes, amortisation of the significant intangibles arising from corporate acquisitions and those related to our current and future exit arrangements with Merck in the US, and other specified items.  Core EPS is not, and should not be viewed as, a substitute for EPS in accordance with IFRS.

The reconciliation of fourth quarter and full year Core EPS to reported earnings per share is provided below:

	4th Quarter 2007	4th Quarter 2006	CER %	Full Year 2007	Full Year 2006	CER %

Reported EPS	$0.86	$0.93	-9	$3.74	$3.86	-5

Restructuring and Synergy Costs	$0.18	-	n/a	$0.46	-	n/a

Amortisation of intangible assets
MedImmune acquisition	$0.05	-	n/a	$0.12	-	n/a
Merck arrangements	$0.01	$0.01	-	$0.06	$0.06	-

Core EPS	$1.10	$0.94	+16	$4.38	$3.92	+10

The Company intends to issue guidance on a Core basis in 2008. To further aid investors’ understanding of this metric, a reconciliation between reported and Core earnings for 2007 is shown below.

	Reported $m	Restructuring $m	MedImmune Amortisation $m	Merck Amortisation $m	Core $m
Operating Profit	8,094	966	255	96	9,411
Net interest expense	(111)	-	-	-	(111)
Profit before tax	7,983	966	255	96	9,300
Taxation	(2,356)	(285)	(75)	-	(2,716)
Profit after tax	5,627	681	180	96	6,584
Minority interests	(32)	-	-	-	(32)
Net profit	5,595	681	180	96	6,552
Weighted average number of Ordinary shares in issue (millions)	1,495	1,495	1,495	1,495	1,495
Earnings Per Share	$3.74	$0.46	$0.12	$0.06	$4.38

Debt and Capital Structure

During November, the Company issued two further bonds as part of its re-financing programme, following the $6.9 billion, 4-tranche SEC Global and EUR 750 million Eurobond transactions in September. The bonds were issued under a Euro Medium Term Note Programme, and consisted of a long dated sterling issue and a 3 year fixed rate Eurobond, as follows:

•	GBP 350 million 5.75% Notes due 2031
•	EUR 750 million 4.625% Notes due 2010

In addition, the Company cancelled, in full, the initial $15 billion bridge facility and replaced it with a total of $5.15 billion in committed bank facilities, with maturities of 1 and 5 years.

As at 31 December 2007, outstanding gross debt (including loans, short-term borrowings and overdrafts) is $15,156 million, of which $10,876 million is long term (greater than 12 months).  Outstanding net debt is $9,112 million.

Dividends and Shareholder Return

The Board has recommended a 10 percent increase in the second interim dividend to $1.35 (67.7 pence, 8.61 SEK) to be paid on 17 March 2008.  This brings the full year dividend to $1.87 (93.0 pence, 12.10 SEK) an increase of 9 percent.

The Board’s dividend policy is unchanged; it is intended that the dividend will continue to grow in line with reported earnings (before restructuring and synergy costs), with an aim to maintain at least two times dividend cover.

Share Repurchase Programme

During the fourth quarter, 18.3 million shares were re-purchased for cancellation at a total cost of $876 million, bringing the total re-purchases for the year to 79.9 million shares at a total cost of $4,170 million. Shares issued during the year were 4.7 million in consideration of share option exercises for a total of $218 million.

The total number of shares in issue at 31 December 2007 was 1,457 million.

The share re-purchase programme is calculated to have added 8 cents to EPS during the year, after allowing for an estimate of interest income foregone.

The Board’s distribution policy and its overall financial strategy is to strike a balance between the interests of the business, our shareholders and our financial creditors, whilst maintaining a strong investment grade credit rating. The Board expects to undertake share repurchases in the region of $1 billion in 2008, subject to business needs.

Calendar

24 April 2008	Announcement of first quarter 2008 results
24 April 2008	Annual General Meeting
31 July 2008	Announcement of second quarter and half year 2008 results
30 October 2008	Announcement of third quarter and nine months 2008 results

David Brennan
Chief Executive Officer

Item 5

Consolidated Income Statement

For the year ended 31 December	2007 $m	2006 $m
Sales	29,559	26,475
Cost of sales	(6,419)	(5,559)
Distribution costs	(248)	(226)
Research and development	(5,162)	(3,902)
Selling, general and administrative costs	(10,364)	(9,096)
Other operating income and expense	728	524
Operating profit	8,094	8,216
Finance income	959	888
Finance expense	(1,070)	(561)
Profit before tax	7,983	8,543
Taxation	(2,356)	(2,480)
Profit for the period	5,627	6,063

Attributable to:
Equity holders of the Company	5,595	6,043
Minority interests	32	20
	5,627	6,063

Basic earnings per $0.25 Ordinary Share	$3.74	$3.86
Diluted earnings per $0.25 Ordinary Share	$3.73	$3.85
Weighted average number of Ordinary Shares in issue (millions)	1,495	1,564
Diluted average number of Ordinary Shares in issue (millions)	1,498	1,570

Dividends for the period	2,740	2,649

Consolidated Income Statement

For the quarter ended 31 December	2007 $m	2006 $m
Sales	8,170	7,154
Cost of sales	(1,821)	(1,578)
Distribution costs	(67)	(61)
Research and development	(1,432)	(1,124)
Selling, general and administrative costs	(3,055)	(2,511)
Other operating income and expense	134	123
Operating profit	1,929	2,003
Finance income	256	267
Finance expense	(348)	(167)
Profit before tax	1,837	2,103
Taxation	(562)	(658)
Profit for the period	1,275	1,445

Attributable to:
Equity holders of the Company	1,266	1,432
Minority interests	9	13
	1,275	1,445

Basic earnings per $0.25 Ordinary Share	$0.86	$0.93
Diluted earnings per $0.25 Ordinary Share	$0.86	$0.93
Weighted average number of Ordinary Shares in issue (millions)	1,464	1,540
Diluted average number of Ordinary Shares in issue (millions)	1,466	1,545

Consolidated Balance Sheet

As at 31 December	2007 $m	2006 $m
ASSETS Non-current assets
Property, plant and equipment	8,298	7,453
Goodwill	9,884	1,097
Intangible assets	11,467	3,107
Other investments	182	119
Deferred tax assets	1,044	1,220
	30,875	12,996
Current assets
Inventories	2,119	2,250
Trade and other receivables	6,668	5,561
Other investments	177	657
Income tax receivable	2,251	1,365
Cash and cash equivalents	5,867	7,103
	17,082	16,936
Total assets	47,957	29,932

LIABILITIES Current liabilities
Interest bearing loans and borrowings	(4,280)	(136)
Trade and other payables	(6,968)	(6,295)
Provisions	(387)	(39)
Income tax payable	(3,552)	(2,977)
	(15,187)	(9,447)
Non-current liabilities
Interest bearing loans and borrowings	(10,876)	(1,087)
Deferred tax liabilities	(4,119)	(1,559)
Retirement benefit obligations	(1,998)	(1,842)
Provisions	(633)	(327)
Other payables	(229)	(254)
	(17,855)	(5,069)
Total liabilities	(33,042)	(14,516)
Net assets	14,915	15,416
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	364	383
Share premium account	1,888	1,671
Other reserves	1,902	1,902
Retained earnings	10,624	11,348
	14,778	15,304
Minority equity interests	137	112
Total equity	14,915	15,416

Consolidated Cash Flow Statement

For the year ended 31 December	2007 $m	2006 $m
Cash flows from operating activities
Profit before taxation	7,983	8,543
Finance income and expense	111	(327)
Depreciation, amortisation and impairment	1,856	1,345
(Increase)/decrease in working capital	(443)	108
Other non-cash movements	901	263
Cash generated from operations	10,408	9,932
Interest paid	(335)	(70)
Tax paid	(2,563)	(2,169)
Net cash inflow from operating activities	7,510	7,693
Cash flows from investing activities
Acquisition of business operations	(14,891)	(1,148)
Movement in short term investments and fixed deposits	894	1,120
Purchase of property, plant and equipment	(1,130)	(794)
Disposal of property, plant and equipment	54	35
Purchase of intangible assets	(549)	(545)
Disposal of intangible assets	-	661
Purchase of non-current asset investments	(35)	(17)
Disposal of non-current asset investments	421	68
Interest received	358	352
Dividends paid by subsidiaries to minority interest	(9)	(4)
Net cash outflow from investing activities	(14,887)	(272)
Net cash (outflow)/inflow before financing activities	(7,377)	7,421
Cash flows from financing activities
Proceeds from issue of share capital	218	985
Repurchase of shares	(4,170)	(4,147)
Dividends paid	(2,641)	(2,220)
Repayment of loans	(1,165)	-
Issue of loans	9,692	-
Movement in short term borrowings	4,117	16
Net cash inflow/(outflow) from financing activities	6,051	(5,366)
Net (decrease)/increase in cash and cash equivalents in the period	(1,326)	2,055
Cash and cash equivalents at the beginning of the period	6,989	4,895
Exchange rate effects	64	39
Cash and cash equivalents at the end of the period	5,727	6,989
Cash and cash equivalents consists of:
Cash and cash equivalents	5,867	7,103
Overdrafts	(140)	(114)
	5,727	6,989

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December	2007 $m	2006 $m
Profit for the period	5,627	6,063
Foreign exchange and other adjustments on consolidation	492	922
Foreign exchange differences on borrowings	(40)	-
Cash flow hedge in anticipation of debt issue	(21)	-
Available for sale losses taken to equity	(9)	(20)
Actuarial loss for the period	(113)	(108)
Tax on items taken directly to reserves	33	137
	342	931
Total recognised income and expense for the period	5,969	6,994
Attributable to:
Equity holders of the Company	5,934	6,970
Minority interests	35	24
	5,969	6,994

Notes to the Preliminary Announcement

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The preliminary announcement for the full year ended 31 December 2007 has been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”)  as adopted by the European Union (EU) and as issued by the International Accounting Standards Board.  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2006.  The annual financial information presented in this preliminary announcement for the year ended 31 December 2007 is based on, and is consistent with, that in the Group’s audited financial statements for the year ended 31 December 2007, and those financial statements will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.  The auditor’s report on those financial statements is unqualified and does not contain any statement under Section 237 of the Companies Act 1985.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2006 and the Third Quarter and Nine Months Results 2007.

Information in this preliminary announcement does not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies.  The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2007 $m	Cash flow $m	Acquisitions $m	Non-cash movements $m	Exchange movements $m	At 31 December 2007 $m
Loans due after 1 year	(1,087)	(9,692)	-	(57)	(40)	(10,876)
Current instalments of loans	-	1,165	(1,165)	-	-	-
Total loans	(1,087)	(8,527)	(1,165)	(57)	(40)	(10,876)
Other investments - current	657	(894)	279	132	3	177
Cash and cash equivalents	7,103	(1,301)	-	-	65	5,867
Overdrafts	(114)	(25)	-	-	(1)	(140)
Short term borrowings	(22)	(4,117)	-	-	(1)	(4,140)
	7,624	(6,337)	279	132	66	1,764
Net funds/(debt)	6,537	(14,864)	(886)	75	26	(9,112)

Non-cash movements in the period include fair value adjustments under IAS 39.

3	MEDIMMUNE, INC. ACQUISITION

On 1 June 2007, AstraZeneca announced the successful tender offer for all the outstanding shares of common stock of MedImmune, Inc., a world-leading biotechnology company with proven biologics discovery and development strength, pipeline and leading biomanufacturing.  At that date, approximately 96.0% of the outstanding shares were successfully tendered; the remaining shares were acquired by 18 June 2007.  The financial results of MedImmune, Inc. have been consolidated into the Company’s results from 1 June 2007.

Cash consideration of $13.9 billion was paid for the outstanding shares.  After taking account of the cash and investments acquired, together with the settlement of MedImmune’s convertible debt and outstanding share options, the total cash paid to acquire MedImmune is $15.6 billion.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill.  In the case of the acquisition of MedImmune, this goodwill is underpinned by a number of elements, which individually cannot be quantified.  Most significant amongst these is the premium attributable to a pre-existing, well positioned business in the innovation intensive, high growth biologics market with a highly skilled workforce and established reputation.  Other important elements include buyer specific synergies, potential additional indications for identified products and the core technological capabilities and knowledge base of the company.

MedImmune, Inc. contributed $714 million (Q4: $549 million) of turnover in the period since acquisition.  After amortisation, net investments/interest costs (including interest costs of external financing of $446 million (Q4: $203  million) and tax), the loss attributable to MedImmune since acquisition is $410 million (Q4: $55 million). If the acquisition had taken effect at the beginning of the reporting period (1 January 2007), on a proforma basis the revenue, profit before tax and profit after tax of the combined Group for the full year would have been $30,127 million, $7,576 million and $5,351 million, respectively.  Basic and diluted Earnings per Share for the combined Group would have been $3.56 and $3.55, respectively. This proforma information has been prepared taking into account amortisation, interest costs and related tax effects but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2007 and should not be taken to be representative of future results.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	193	7,882	8,075
Property, plant and equipment	523	70	593
Other	550	(17)	533
	1,266	7,935	9,201
Current assets	1,439	115	1,554
Current liabilities	(326)	39	(287)
Additional obligations related to convertible debt and share options	-	(1,724)	(1,724)
Non-current liabilities
Interest bearing loans and borrowings	(1,165)	-	(1,165)
Other payables	(73)	-	(73)
Deferred tax assets/(liabilities)	314	(2,694)	(2,380)
	(924)	(2,694)	(3,618)
Total assets acquired	1,455	3,671	5,126
Goodwill			8,757
Total consideration for outstanding shares*			13,883
Additional payments related to convertible debt, share options and other acquisition obligations			1,770
Less: cash acquired			(979)
Net cash outflow			14,674

*  The total consideration for outstanding shares includes $29m of directly attributable costs.

4	RESTRUCTURING AND SYNERGY COSTS

Profit before tax for the full year ended 31 December 2007 is stated after charging restructuring and synergy costs of $966 million ($362 million in the fourth quarter).  These have been charged to the income statement as follows:

	4th Quarter $m	Full year $m
Cost of Sales	95	415
R&D	36	73
SG&A	231	478
Total	362	966

5	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust, securities law and governmental investigations.  The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2006 and Third Quarter and Nine Months Results 2007.

Matters disclosed in respect of the Fourth Quarter of 2007 and January 2008

Crestor™ (rosuvastatin)
AstraZeneca lists three patents in the FDA Orange Book: No. RE37,314 covering the active ingredient (the ‘314 patent); No. 6,316,460 covering formulations (the ‘460 patent); and No. 6,858,618 covering medical use (the ‘618 patent). The ‘314 patent expires in January 2016, the ‘460 patent expires in August 2020, and the ‘618 patent expires in December 2021. Between 30 October 2007 and 6 December 2007, AstraZeneca received Paragraph IV certification notice-letters from Apotex, Inc. (“Apotex”); Aurobindo Pharma Limited (“Aurobindo”); Cobalt Pharmaceuticals Inc and Cobalt Laboratories Inc (“Cobalt”); Glenmark Pharmaceuticals Inc. USA (“Glenmark”); Mylan Pharmaceuticals, Inc. (“Mylan”); Par Pharmaceutical, Inc. (“Par”); Sandoz, Inc (“Sandoz”); Sun Pharmaceuticals Industries Limited (“Sun”); and Teva Pharmaceuticals USA, Inc. (“Teva”). Each entity notified AstraZeneca that it had submitted an Abbreviated New Drug Application (ANDA) to the US FDA for approval to market Crestor™ 5, 10, 20, and 40mg rosuvastatin calcium tablets prior to the expiration of one or more of AstraZeneca’s three FDA Orange Book-listed patents. The notice-letters notified AstraZeneca that each respective ANDA contained a Paragraph IV certification alleging non-infringement, invalidity, or unenforceability of one or more of AstraZeneca’s three patents.  In December 2007, in response to notice-letters from seven of the nine manufacturers, AstraZeneca Pharmaceuticals LP, AstraZeneca UK Limited, IPR Pharmaceuticals, Inc., and AstraZeneca’s licensor, Shionogi Seiyaku Kabushiki Kaisha (“Shionogi”), filed separate lawsuits in the United States District Court for the District of Delaware, against Apotex, Aurobindo, Cobalt, Mylan, Par, Sandoz and Sun for infringement of the patent covering rosuvastatin calcium, the active ingredient in Crestor™ tablets.  AstraZeneca did not file patent infringement actions against Teva and Glenmark, because they did not seek approval to market products before the 2016 expiration date of the patent covering the active ingredient.  In addition to filing actions in the United States District Court for the District of Delaware, for procedural reasons, AstraZeneca Pharmaceuticals LP, AstraZeneca UK Limited, IPR Pharmaceuticals, Inc. and Shionogi filed three duplicate patent infringement actions against Mylan, Aurobindo and Cobalt respectively in United States District Courts in West Virginia, New Jersey and Florida. These cases proceed.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Crestor™.

Losec™/Prilosec™ (omeprazole)
As previously disclosed, in 2001, AstraZeneca filed a suit in the US against Andrx Pharmaceuticals, Inc. (“Andrx”) for infringement of a patent number 6,013,281 directed to a process for making an omeprazole formulation (the ‘281 patent). Andrx filed counterclaims of non-infringement, invalidity and unenforceability for inequitable conduct during prosecution of the ’281 patent. Andrx also asserted that in addition to the ’281 patent, two other formulation patents, numbered 4,786,505 and 4,853,230 (the ‘505 and ’230 patents), were unenforceable for alleged litigation misconduct by AstraZeneca. Both parties sought attorneys’ fees. In May 2004, the US District Court for the Southern District of New York ruled that the ’281 patent was infringed, but also ruled that the ’281 patent was invalid.

The Federal Circuit has concluded that AstraZeneca’s ‘505 and ‘230 formulation patents remained enforceable.  As a result of Andrx’s infringement of ‘505 and ‘230 patents, AstraZeneca was the prevailing party against Andrx in the lower court.  AstraZeneca is pursuing appropriate relief, including damages.

Nexium™ (esomeprazole)
Sales and marketing practices
AstraZeneca entities have been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium™ (esomeprazole magnesium). These actions generally allege that AstraZeneca’s promotion and advertising of Nexium™ to physicians and consumers is unfair, unlawful and deceptive conduct, particularly as the promotion relates to comparisons of Nexium™ with Prilosec™. They also allege that AstraZeneca’s conduct relating to the pricing of Nexium™ was unfair, unlawful and deceptive. The plaintiffs allege claims under various state consumer protection, unfair practices and false advertising laws. The plaintiffs in these cases seek remedies that include restitution, disgorgement of profits, damages, punitive damages, injunctive relief, attorneys’ fees and costs of suit.

In November 2005, the US District Court for the District of Delaware granted AstraZeneca’s motion to dismiss the consolidated class action complaint. In September 2007, the US Court of Appeals for the Third Circuit affirmed the dismissal and denied plaintiffs’ petition for Rehearing En Banc.  On 18 December 2007, plaintiffs filed a petition for writ of certiorari with the United States Supreme Court.  AstraZeneca’s response to the petition is due in February 2008. The Delaware state case has been stayed pending the outcome of the Delaware federal cases.

Patent Litigation
In December 2007, AstraZeneca received another notice from Dr. Reddy’s Laboratories Inc. and Dr Reddy’s Laboratories Limited (“Dr Reddy’s”) that Dr. Reddy’s had submitted an ANDA to the FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg.  This notice challenges three Orange Book-listed patents claiming esomeprazole magnesium (US Patent Nos. 5,714,504, 5,877,192 and 6,875,872).  AstraZeneca’s exclusivity relating to these three patents expires on 3 August 2015, 27 November 2014 and 27 November 2014, respectively.  In January 2008, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against Dr. Reddy’s in response to Dr. Reddy’s paragraph IV certifications regarding Nexium™.  No trial date has been set.

A 30-month stay will not prevent the FDA from approving an ANDA, and an at-risk launch by a generic drug manufacturer may occur, of delayed-release esomeprazole magnesium capsules in the year ending 31 December 2008.

In Canada, AstraZeneca Canada, Inc. received several notices of allegation from Apotex, Inc (“Apotex”) in late 2007 in respect of patents listed on the Patent Register in Canada for Nexium™.  Apotex has asserted in its notices that it has filed an abbreviated new drug submission (“ANDS”) in March 2007, for 20 and 40mg esomeprazole magnesium trihydrate tablets and alleges non-infringement and/or invalidity of numerous patents.  AstraZeneca has responded by commencing seven court applications in January 2008 under the Patented Medicines (Notice of Compliance) Regulations. On 17 January 2008, Apotex advised that its product was erroneously described as being a trihydrate in its recent allegations, which allegations Apotex asserted it was withdrawing. Apotex mailed replacement allegations on 17 January 2008, which AstraZeneca is entitled to challenge. Apotex cannot obtain a notice of compliance (marketing approval) for its esomeprazole tablets until the earlier of the disposition of all of the court applications in Apotex’s favour or 24 months from the date on which the latest court application has been commenced.

AstraZeneca has full confidence in and will vigorously defend and enforce its intellectual property protecting Nexium™.

Seroquel™ (quetiapine fumarate)
Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel™. In most of these cases, the nature of the plaintiffs’ alleged injuries is not clear from the complaint and in most cases, little or no factual information regarding the alleged injury has been provided in the complaint.  However, the plaintiffs generally contend that they developed diabetes and/or other related injuries as a result of taking Seroquel™ and/or other atypical anti-psychotic medications.  As of 16 January 2008, AstraZeneca was defending 8,121 served or answered lawsuits involving approximately 12,347 plaintiff groups (24 January 2007: 604 served or answered lawsuits involving approximately 7,450 plaintiff groups). To date, approximately 1,900 additional cases have been dismissed by order or agreement and approximately 1,400 of those cases have been dismissed with prejudice.  Discovery directed to all parties is ongoing in most jurisdictions in these Seroquel™ cases.

Patent Litigation
As previously disclosed, AstraZeneca has four pending patent infringement cases against Teva Pharmaceuticals USA, Inc. and Sandoz, Inc, which have been consolidated for the purpose of the proceeding discovery. A 30-month stay will not prevent the FDA from approving an ANDA, and an at-risk launch by a generic drug manufacturer may occur, of quetiapine fumarate tablets in the year ending 31 December 2008.

In October 2007, the Court granted AstraZeneca’s partial summary judgement motion based on collateral estoppel, which precludes Teva from relitigating issues previously resolved against it in another previous patent litigation involving Eli Lilly’s anti-psychotic drug, Zyprexa.

AstraZeneca continues to have full confidence in its intellectual property protecting Seroquel™ and will vigorously defend and enforce it.

Sales and Marketing Practices
In February 2007, the Commonwealth of Pennsylvania filed suit against AstraZeneca, Eli Lilly & Co., and Janssen Pharmaceutica Inc. claiming damages incurred by the Commonwealth as a result of alleged off-label promotion of atypical anti-psychotics by the three manufacturers.  The lawsuit is filed in state court in Philadelphia and seeks to recover the cost to the Pennsylvania Medicaid program and other state-funded health insurance programs for prescriptions written as a result of the alleged off-label promotion.  In December 2007, the Court granted defendants’ motion to sever the claims against AstraZeneca and Janssen from those against Eli Lilly and directed the Commonwealth to file separate complaints against the two severed defendants, which the Commonwealth did in January 2008.  Although no similar lawsuits have been brought by states other than Pennsylvania, AstraZeneca has been informed that the Attorney General’s Offices of multiple other states have investigations into similar Seroquel™ off-label issues.  AstraZeneca has signed agreements with 20 states tolling the statutes of limitations on potential claims, and has been approached by additional states for similar tolling agreements.  AstraZeneca believes these claims to be without merit and intends to vigorously defend the Pennsylvania lawsuit.

Average wholesale price class action litigation
As previously disclosed, the District Court in Boston who is managing the multi-district average wholesale price litigation, certified three classes of plaintiffs against the “Track 1” manufacturer defendants, AstraZeneca, GlaxoSmithKline, Bristol-Myers Squibb, Schering-Plough and Johnson & Johnson. The three certified classes are: (Class 1) nationwide class of consumers who made co-payments for certain physician-administered drugs reimbursed under the Medicare Part B programme (Part B drugs); (Class 2) a Massachusetts-only class of third-party payers, including insurance companies, union health and welfare benefit plans, and self-insured employers, who covered consumer co-payments for Part B drugs; and (Class 3) a Massachusetts-only class of third-party payers and consumers who paid for Part B drugs outside of the Medicare programme. For all classes, the only AstraZeneca drug at issue is Zoladex™ (goserelin acetate implant).

A bench trial against four of the Track 1 defendants, including AstraZeneca, by Classes 2 and 3 began in November 2006 and concluded in January 2007. A separate jury trial against AstraZeneca only, involving the Class 1 claims, was scheduled to begin in June 2007. However, in May 2007, the parties reached a proposed settlement agreement resolving the Class 1 claims. The settlement, if ultimately approved by the Court, will involve payments of up to $24 million, not including attorneys’ fees, to reimburse individual class members submitting claims. AstraZeneca has agreed that $10 million of any unclaimed amounts will be donated to charitable organisations funding cancer patient care and research.  Notice of proposed settlement was mailed to potential class members in December 2007, and the Court has scheduled a hearing for final approval of the settlement in May 2008.  A provision of $27 million was established in 2007.

In June 2007 and November 2007, the Court issued its decision on Classes 2 and 3. The Court found AstraZeneca liable under the Massachusetts consumer protection statute for engaging in unfair and deceptive conduct in connection with the pricing of Zoladex™ during the period 1998 to 2003. The Court awarded double damages (with prejudgment interest) of $5.5 million for Class 2 and single damages (with prejudgment interest) of $7.4 million for Class 3.  AstraZeneca believes the decision to be in error and has filed an appeal in which it is confident it will prevail and so no provision has been made for these awards.

The decision on Classes 2 and 3 and the settlement of Class 1 relate to Zoladex™ only. The multiple Attorney General lawsuits pending against AstraZeneca and other manufacturers nationwide, which involve numerous drugs in addition to Zoladex™, remain pending against the Company. The first of these cases scheduled for trial is the case filed by the Alabama Attorney General in state court in Montgomery, Alabama. That case is scheduled for a jury trial against AstraZeneca beginning February 2008.

Government investigations into drug marketing practices
There are a number of active investigations led by state Attorneys General.  These include multiple investigations relating to Seroquel™ off-label issues, along with an investigation by the Delaware Attorney General’s Office into marketing and sale activities within the State of Delaware.

Serious Fraud Office Inquiry
In December 2007, AstraZeneca received from the UK’s Serious Fraud Office (SFO) a request for documentation about its involvement in the United Nations Oil for Food programme. AstraZeneca denies any allegation of illegal or unethical behaviour in our trading relationships with Iraq. We will comply with the SFO’s request for documentation.

Anti-Trust
AstraZeneca is part of a sectoral Inquiry by the European Commission into the pharmaceutical industry and was the subject of an unannounced inspection in January 2008.  The Inquiry relates to the introduction of innovative and generic medicines and it will cover commercial practices, including the use of patents and generics. We understand that several companies have been similarly approached.

The Commission has stated that this Inquiry is not aimed at investigating practices where there have been any indications of wrong-doing although it could address any competition law breaches found by means of separate proceedings. The Commission has also stated that it plans to issue an interim report in Autumn 2008 and envisages that the final results of its Inquiry will be available in Spring 2009.

AstraZeneca is co-operating fully with the Commission in relation to its Inquiry.

Taxation
Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgement. Details of the movements in relation to material tax exposures are discussed below.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. The issues under discussion are often complex and can require many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. The international tax environment presents increasingly challenging dynamics for the resolution of transfer pricing disputes. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another.  Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected.  Management considers that at present such corresponding relief will be available but given the challenges in the international tax environment will keep this aspect under careful review.  The total net accrual included in the financial statements to cover the worldwide exposure to transfer pricing audits is $1,322 million, an increase of $327 million due to a number of new audits, revisions of estimates relating to existing audits, offset by a number of negotiated settlements. For transfer pricing audits where AstraZeneca and the tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional losses above and beyond the amount provided to be up to $400 million; however, management believes that it is unlikely that these additional losses will arise. Of the remaining tax exposures, the Company does not expect material additional losses. It is not possible to estimate the timing of tax cash flows in relation to each outcome, however, it is anticipated that a number of significant disputes may be resolved over the next 1-2 years.  Included in the provision is an amount of interest of $234 million. Interest is accrued as a tax expense.

6	FULL YEAR TERRITORIAL SALES ANALYSIS

			% Growth
	Full Year	Full Year
	2007	2006		Constant
	$m	$m	Actual	Currency
US	13,366	12,449	7	7
Canada	1,145	1,031	11	5
North America	14,511	13,480	8	7
Western Europe**	9,115	8,073	13	3
Japan	1,661	1,503	11	11
Other Established ROW	715	555	29	15
Established ROW*	11,491	10,131	13	5
Emerging Europe	1,028	831	24	12
China	437	328	33	28
Emerging Asia Pacific	749	646	16	10
Other Emerging ROW	1,343	1,059	27	21
Emerging ROW	3,557	2,864	24	17
Total Sales	29,559	26,475	12	7

*  Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
** For the full year, Western Europe sales growth excluding Synagis™ would be 11 percent on an actual basis and 1 percent on a constant currency basis.

7	FOURTH QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	4th Quarter	4th Quarter
	2007	2006		Constant
	$m	$m	Actual	Currency
US	3,665	3,390	8	8
Canada	331	263	26	10
North America	3,996	3,653	9	8
Western Europe***	2,453	2,143	14	3
Japan	532	442	20	15
Other Established ROW	209	160	31	14
Established ROW*	3,194	2,745	16	5
Emerging Europe	293	216	36	17
China	124	87	43	36
Emerging Asia Pacific	204	180	13	6
Other Emerging ROW	359	273	32	22
Emerging ROW	980	756	30	18
Total Sales	8,170	7,154	14	8

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
***   For the fourth quarter, Western Europe sales growth excluding Synagis™ would be 10 percent on an actual basis and -2 percent on a constant currency basis.

8           FULL YEARPRODUCT SALES ANALYSIS

	World				US
	Full Year 2007 $m	Full Year 2006 $m	Actual Growth %	Constant Currency Growth $m	Full Year 2007 $m	Actual Growth $m
Gastrointestinal:
Nexium	5,216	5,182	1	(2)	3,383	(4)
Losec/Prilosec	1,143	1,371	(17)	(20)	226	(3)
Others	84	78	8	3	30	25
Total Gastrointestinal	6,443	6,631	(3)	(6)	3,639	(4)
Cardiovascular:
Crestor	2,796	2,028	38	33	1,424	24
Seloken/Toprol-XL	1,438	1,795	(20)	(22)	969	(30)
Atacand	1,287	1,110	16	9	259	-
Tenormin	308	320	(4)	(8)	19	(21)
Zestril	295	307	(4)	(10)	18	(36)
Plendil	271	275	(1)	(7)	35	46
Others	291	283	2	(5)	2	(33)
Total Cardiovascular	6,686	6,118	9	5	2,726	(5)
Respiratory:
Symbicort	1,575	1,184	33	22	50	n/m
Pulmicort	1,454	1,292	13	10	964	15
Rhinocort	354	360	(2)	(4)	229	(9)
Oxis	86	88	(2)	(10)	-	-
Accolate	76	81	(6)	(7)	55	(7)
Others	166	146	14	5	-	-
Total Respiratory	3,711	3,151	18	12	1,298	13
Oncology:
Arimidex	1,730	1,508	15	10	694	13
Casodex	1,335	1,206	11	6	298	1
Zoladex	1,104	1,008	10	4	92	(14)
Iressa	238	237	-	-	9	(44)
Ethyol	43	-	n/m	n/m	43	n/m
Others	369	303	22	18	166	37
Total Oncology	4,819	4,262	13	8	1,302	13
Neuroscience:
Seroquel	4,027	3,416	18	15	2,863	15
Local anaesthetics	557	529	5	(1)	45	(41)
Zomig	434	398	9	5	177	5
Diprivan	263	304	(13)	(17)	40	(53)
Others	59	57	4	(2)	15	-
Total Neuroscience	5,340	4,704	14	10	3,140	11
Infection and Other:
Synagis	618	-	n/m	n/m	449	n/m
Merrem	773	604	28	20	149	32
FluMist	53	-	n/m	n/m	53	n/m
Other Products	270	271	-	(4)	148	6
Total Infection and Other	1,714	875	96	89	799	217
Aptium Oncology	402	374	7	7	402	7
Astra Tech	444	360	23	14	60	46
Total	29,559	26,475	12	7	13,366	7

9	FOURTH QUARTER PRODUCT SALES ANALYSIS

World				US
4th Quarter 2007 $m	4th Quarter 2006 $m	Actual Growth %	Constant Currency Growth $m	4th Quarter 2007 $m	Actual Growth $m
Gastrointestinal:
Nexium	1,303	1,430	(9)	(12)	815	(18)
Losec/Prilosec	298	347	(14)	(20)	58	(25)
Others	24	24	-	(4)	9	(10)
Total Gastrointestinal	1,625	1,801	(10)	(14)	882	(18)
Cardiovascular:
Crestor	799	625	28	21	386	8
Seloken/Toprol-XL	209	387	(46)	(50)	86	(69)
Atacand	353	301	17	7	66	(3)
Tenormin	84	82	2	(5)	5	-
Zestril	67	78	(14)	(22)	2	(71)
Plendil	66	65	2	(6)	7	75
Others	78	71	10	-	-	(100)
Total Cardiovascular	1,656	1,609	3	(4)	552	(23)
Respiratory:
Symbicort	436	323	35	21	16	n/m
Pulmicort	447	400	12	8	307	13
Rhinocort	87	90	(3)	(7)	55	(13)
Oxis	22	23	(4)	(13)	-	-
Accolate	19	22	(14)	(18)	14	(18)
Others	45	41	10	-	-	-
Total Respiratory	1,056	899	17	10	392	12
Oncology:
Arimidex	474	412	15	8	187	7
Casodex	370	327	13	6	78	(5)
Zoladex	307	272	13	4	24	(11)
Iressa	70	63	11	6	2	(50)
Ethyol	16	-	n/m	n/m	16	n/m
Others	102	83	23	17	44	22
Total Oncology	1,339	1,157	16	8	351	9
Neuroscience:
Seroquel	1,086	912	19	15	770	16
Local anaesthetics	159	133	20	9	13	18
Zomig	114	103	11	4	44	7
Diprivan	74	79	(6)	(13)	11	(50)
Others	16	13	23	15	4	100
Total Neuroscience	1,449	1,240	17	12	842	14
Infection and Other:
Synagis	480	-	n/m	n/m	391	n/m
Merrem	215	167	29	18	42	45
FluMist	53	-	n/m	n/m	53	n/m
Other Products	68	81	(16)	(22)	39	(7)
Total Infection and Other	816	248	229	220	525	639
Aptium Oncology	102	98	4	4	102	4
Astra Tech	127	102	25	14	19	73
Total	8,170	7,154	14	8	3,665	8

Convenience Translation of Key Financial Information

For the quarter ended 31 December	2007 $m	2006 $m	2007 £m	2006 £m	2007 SEKm	2006 SEKm
Total Sales	8,170	7,154	4,099	3,589	52,330	45,822
Operating profit	1,929	2,003	968	1,005	12,355	12,829
Profit before tax	1,837	2,103	922	1,055	11,766	13,470
Net profit for the period	1,275	1,445	640	725	8,167	9,255
Earnings per Ordinary Share	$0.86	$0.93	£0.43	£0.47	SEK5.51	SEK5.96

For the year ended 31 December	2007 $m	2006 $m	2007 £m	2006 £m	2007 SEKm	2006 SEKm
Total Sales	29,559	26,475	14,830	13,283	189,328	169,575
Operating profit	8,094	8,216	4,061	4,122	51,843	52,624
Profit before tax	7,983	8,543	4,005	4,286	51,132	54,719
Net profit for the year	5,627	6,063	2,823	3,042	36,041	38,834
Earnings per Ordinary Share	$3.74	$3.86	£1.88	£1.94	SEK23.96	SEK24.72
Dividend per Ordinary Share	$1.87	$1.72	£0.93	£0.90	SEK12.10	SEK12.20
Net cash inflow from operating activities	7,510	7,693	3,768	3,860	48,102	49,274
(Decrease)/increase in cash & cash equivalents	(1,326)	2,055	(665)	1,031	(8,493)	13,162
Capital and Reserves Attributable to Equity Holders	14,778	15,304	7,414	7,678	94,655	98,024

All Sterling (£) and Swedish krona (SEK) equivalents are shown for convenience and have been calculated using the current period end rates of $1= £0.501718 and $1= SEK6.405100 respectively.  Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of first quarter 2008 results	24 April 2008
Annual General Meeting	24 April 2008
Announcement of second quarter and half year 2008 results	31 July 2008
Announcement of third quarter and nine months 2008 results	30 October 2008

DIVIDENDS

The record date for the first interim dividend payable on 17 September 2007 (in the UK, Sweden and the US) was 10 August 2007.  Ordinary shares were traded ex-dividend on the London and Stockholm Stock Exchanges from 8 August 2007.  ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2007 payable on 17 March 2008 (in the UK, Sweden and the US) will be 8 February 2008.  Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 6 February 2008. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in this preliminary announcement are trademarks of the AstraZeneca Group of companies:

Accolate  Arimidex  Astra Tech  Atacand  Casodex  Crestor  Diprivan  Ethyol  Faslodex  FluMist  Iressa  Losec  Merrem  Nexium  Nolvadex  Oxis  Plendil  Prilosec   Pulmicort  Pulmicort Respules  Rhinocort  Seloken  Seroquel  Seroquel XR  Symbicort Symbicort SMART  Synagis  Tenormin  Toprol-XL  Zestril  Zoladex  Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and
Transfer Office
The AstraZeneca Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
UK
Tel (freephone in UK):
0800 389 1580
Tel (outside UK):
+44 (0)121 415 7033
Depositary for ADRs JPMorgan Chase Bank JPMorgan Service Center PO Box 3408 South Hackensack NJ 07606-3408 US Tel (toll free in US): 888 697 8018 Tel: +1 (201) 680 6630	Registered Office 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000	Swedish Securities Registration Centre VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This preliminary announcement contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.

Item 6

AstraZeneca Development Pipeline
31 January 2008

Line Extensions

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
Atacand	angiotensin II antagonist	diabetic retinopathy	III	1H 2009	1H 2009
Atacand Plus	angiotensin II antagonist/thiazide diuretic	32/12.5 mg, 32/25 mg for hypertension	III	2Q 2008
Crestor	statin	atherosclerosis	III	Launched	Launched
Crestor	statin	outcomes End Stage Renal Disease	III	1H 2009	1H 2009
Crestor	statin	outcomes in subjects with elevated CRP	III	2010	2010
Saxagliptin/Metformin FDC	DPP-4 + biguanide FDC	diabetes	III
Dapagliflozin/Metformin FDC	SGLT2 + biguanide FDC	diabetes	III
Gastrointestinal
Nexium	proton pump inhibitor	peptic ulcer bleeding	III	2Q 2008	2Q 2008
Nexium Sachet formulation	proton pump inhibitor	GERD	III	Approved**	Launched
Nexium	proton pump inhibitor	extra-oesophageal reflux disease	II	2H 2009*	2H 2009*
Nexium low dose aspirin combination	proton pump inhibitor	low dose aspirin associated peptic ulcer	III		1H 2009
Neuroscience
Seroquel XR	D2/5HT2 antagonist	schizophrenia	III	Approved	Launched
Seroquel	D2/5HT2 antagonist	bipolar maintenance	III	2Q 2008	Filed
Seroquel	D2/5HT2 antagonist	bipolar depression	III	1Q 2008	Launched
Seroquel XR	D2/5HT2 antagonist	generalised anxiety disorder	III	4Q 2008	2Q 2008
Seroquel XR	D2/5HT2 antagonist	major depressive disorder	III	3Q 2008	1Q 2008
Seroquel XR	D2/5HT2 antagonist	bipolar mania	III	1Q 2008	Filed
Seroquel XR	D2/5HT2 antagonist	bipolar depression	III	1Q 2008	Filed
Oncology & Infection
Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	III
Faslodex	oestrogen receptor antagonist	adjuvant	III
Iressa	EGFR-TK inhibitor	NSCLC	III	2Q 2008
FluMist (MedImmune)	live, attenuated, intranasal influenza virus vaccine	influenza	III	2Q 2008	Launched

*Project Extraesophageal reflux disease (reflux asthma) will be completed but will not result in a regulatory filing.

** Approved by EU RMS, Mutual Recognition Procedure ongoing

31 January 2008	1

Line Extensions (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Respiratory & Inflammation
Symbicort pMDI	inhaled steroid/fast onset, long-acting β2 agonist	asthma	III	Filed*	Launched**
Symbicort pMDI	inhaled steroid/fast onset, long-acting β2 agonist	COPD	III	Filed*	2Q 2008

*To be supplemented in 2008 with data supporting two additional strengths.
**US approval based on 12 years and above.

31 January 2008	2

NCE’s

Phase III

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
AZD6140	ADP receptor antagonist	arterial thrombosis	III	2H 2009	2H 2009
Saxagliptin	dipeptidyl peptidase-4 (DPP-4) inhibitor	diabetes	III	2H 2009	2Q 2008
Dapagliflozin	sodium-glucose cotransporter-2 (SGLT2) inhibitor	diabetes	III	2010	2010
Crestor/ABT-335	statin + fibrate fixed combination	dyslipidaemia	III		2H 2009
Neuroscience
PN400	naproxen +esomeprazole	signs and symptoms of OA , RA, and AS	III	1H 2009	1H 2009
Oncology & Infection
Zactima	VEGF/EGF TK inhibitor with RET kinase activity	NSCLC	III	4Q 2008	4Q 2008
Recentin	VEGF signalling inhibitor (VEGFR-TKI)	NSCLC and CRC	II/III	2010	2010
Recentin	VEGF signalling inhibitor (VEGFR-TKI)	recurrent glioblastoma	III	2010	2010
ZD4054	endothelin A receptor antagonist	hormone resistant prostate cancer	III	2011	2011
Motavizumab (MedImmune)	humanized monoclonal antibody	RSV prevention	III	1H 2009	1Q 2008

31 January 2008	3

NCE’s

Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
AZD0837	thrombin inhibitor	thrombosis	II	2012	2012
AZD4121	cholesterol absorption inhibitor	dyslipidaemia	II
AZD2207	CB1 antagonist	diabetes/obesity	II
AZD1175	CB1 antagonist	diabetes/obesity	I
AZD1305	antiarrhythmic	arrhythmias	I
AZD6370	GLK activator	diabetes	I
Gastrointestinal
AZD3355	inhibitor of transient lower oesophageal sphincter relaxations (TLESR)	GERD	II	2011	2011
AZD2066	metabotropic Glutamate receptors subtype 5	GERD	I
AZD1386	Vanilloid receptor 1 antagonist	GERD	I
Neuroscience
AZD3480	neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia	II	2011	2011
AZD3480	neuronal nicotinic receptor agonist	Alzheimers	II	2011	2011
AZD6765	NMDA receptor antagonist	depression	II
AZD2327	enkephalinergic receptor modulator	anxiety and depression	I
AZD5904	inhibitor of myeloperoxidase (MPO)	multiple sclerosis	I
AZD3241	inhibitor of myeloperoxidase (MPO)	Parkinson’s disease	I
AZD0328	selective neuronal nicotinic receptor agonist	Alzheimers	I
AZD1940	CB receptor agonist	nociceptive and neuropathic pain	I
AZD2624	NK receptor antagonist	schizophrenia	I
AZD1386	Vanilloid receptor antagonist	chronic nociceptive pain	I
AZD2066	metabotropic Glutamate receptors	chronic nociceptive pain	I
AZD7325	GABA receptor subtype partial agonist	anxiety	I
AZD6280	GABA receptor subtype partial agonist	anxiety	I
TC-5619 (Targacept)	neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia	I

31 January 2008	4

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Oncology & Infection
Zactima	VEGF/EGF TK inhibitor with RET kinase activity	medullary thyroid cancer	II	4Q 2008	4Q 2008
CytoFab	anti-TNF-alpha polyclonal antibody	severe sepsis	II
AZD6244 (ARRY-142886)	MEK inhibitor	solid tumours	II
AZD2281	PARP inhibitor	breast cancer	II
EBV vaccine*	Epstein-Barr Virus Vaccine	post-transplant proliferative disease	II
AZD2836	5a replicon	hepatitis C	II
AZD0530	SRC kinase inhibitor	solid tumours and haematological malignancies	II
MEDI-524 (Motavizumab)	MAb targets F-Protein	early and late treatment of disease in paeds>1 yr	II
MEDI-561	HSP 90 inhibitor	solid tumours	II		2010
AZD1152	aurora kinase inhibitor	solid tumours and haematological malignancies	I
AZD4769	EGFR tyrosine kinase inhibitor	solid tumours	I
AZD4877	Cell Cycle Agent	solid tumours and haematological malignancies	I
AZD8931	erbB kinase inhibitor	solid tumours	I
AZD7762	CHK1 Kinase Inhibitor	solid tumours	I
AZD8330 (ARRY-424704)	MEK inhibitor	solid tumours	I
CAT-8015	recombinant immunotoxin	haematological malignancies	I
MEDI-534	RSV/PIV-3 vaccine	intranasal immunisation	I
MEDI-560	PIV-3 vaccine	intranasal immunisation	I
H5N1	H5N1 Influenza Virus Vaccine	pandemic influenza vaccine	I
MEDI-538	CD19 B cells	leukaemia/lymphoma	I
MEDI-564	F protein inhibitor	RSV treatment	I
CMV Vaccine	CMV vaccine	cytomegalovirus	I
MEDI-557	YTE – extended half-life RSV Mab	RSV Prophylaxis	I

*Partnered product

31 January 2008	5

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Respiratory & Inflammation
AZD9056	ion channel blocker (P2X7)	rheumatoid arthritis	II	2012	2012
AZD1981	Prostaglandin receptor antagonist	asthma	II
AZD5672	Chemokine antagonist (CCR5)	rheumatoid arthritis	II	2012	2012
MEDI-528	anti-IL-9 antibody	asthma	II
AZD4818	CCR1 antagonist	COPD	I
CAT-354	anti-IL-13 antibody	asthma	I
AZD5904	MPO inhibitor	COPD	I
AZD1744	Dual CCR3/H1 receptor antagonist	COPD	I
AZD1236	Matrix metalloproteinase inhibition	COPD	I
AZD9668	Neutrophil Elastase Inhibitor	COPD	I
MEDI-563	anti-IL-5R antibody	asthma	I
MEDI-545	anti-IFNa antibody	SLE, myositis	I
Pneumococcal vaccine*	Pneumococcal vaccine	Streptococcus pneumoniae	I
AZD3199	iLABA	asthma/COPD	I
CAM-3001	anti-GM-CSFR antibody	rheumatoid arthritis	I

*Partnered product

31 January 2008	6

AstraZeneca Development Pipeline
Discontinued Projects vs 26 July 2007 HY

Cardiovascular & Gastrointestinal
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD1283	thrombosis
NCE	AZD3988	diabetes/obesity
NCE	AZD3118	arrhythmias
LE	Crestor Outcomes CHF	CHF
LE	Nexium NSAID GI US	ulcer healing
LE	Nexium NSAID GI side effects US	symptom resolution
NCE	AZD9056	Inflammatory bowel disease

Neuroscience
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD3783	anxiety & depression
NCE	AZD1080	Alzheimers

Oncology & Infection
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD6495	range of tumours
NCE	CAT-5001	solid tumours
NCE	AZD5180	solid tumours
NCE	hMPV MAb	respiratory infection
NCE	MEDI-552	leukaemia/lymphoma
NCE	MEDI-555	solid tumours
NCE	MEDI-562	solid tumours
NCE	CAT-3888	hairy cell leukaemia
NCE	AZD9935	solid tumours
NCE	AZD4992	breast cancer

Respiratory & Inflammation
NCE/Line Extension	Compound	Area Under Investigation
NCE	MEDI-552	inflammation
NCE	Anti-IL6 MAb	inflammation
NCE	anti Chitinase MAb	asthma/COPD
NCE	AZD6357	osteoarthritis
NCE	AZD6605	osteoarthritis

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Compounds in development are displayed by phase.

Projects shaded in grey were communicated as discontinued at the Biologics Review, Dec 7th 2007

Abbreviations:

MAA – Marketing Authorisation Application (Europe).
NDA – New Drug Application/Biologics Licensing Application (USA).

31 January 2008	7

Item 7

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 January 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,457,011,985 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,457,011,985.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
31 January 2008